UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-138490

Issuer: PowerShares Exchange-Traded Fund Trust II

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address: 3500 Lacey Road, Suite 700

Downers Grove, Illinois 60515

Telephone number: (800) 983-0903

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of Beneficial Interest, par value $0.01 per share, of the following portfolios:

PowerShares 1-30 Laddered Treasury Portfolio

PowerShares DWA Developed Markets Momentum Portfolio

PowerShares DWA SmallCap Momentum Portfolio

PowerShares KBW Bank Portfolio

PowerShares KBW High Dividend Yield Financial Portfolio

PowerShares KBW Property & Casualty Insurance Portfolio

PowerShares KBW Regional Banking Portfolio

PowerShares KBW Premium Yield Equity REIT Portfolio

PowerShares DWA Emerging Markets Momentum Portfolio

PowerShares Global Water Portfolio

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PowerShares Exchange-Traded Fund Trust II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 5, 2016	By:	/s/ Daniel Draper	President
Date		Name	Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.